SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Heidrick & Struggles International, Inc.
(Name of Issuer)

COMMON
(Title of Class of Securities)

422819102
(CUSIP Number)

Denis P. McCusker, Esq.
Bryan Cave LLP
211 N. Broadway
Suite 3600
St. Louis, MO 63102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Azzurro Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.85(1)
14	TYPE OF REPORTING PERSON* CO
(1) Based on 17,839,077 shares of common outstanding as of July 26, 2011.

1	NAMES OF REPORTING PERSONS Ralph Bartel (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

(2) Ralph Bartel is a director of Azzurro Capital Inc. and indirectly holds 100% of its shares through the Ralph Bartel 2005 Trust.

1	NAMES OF REPORTING PERSONS Holger Bartel (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

(3) Holger Bartel is a director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Horst Bartel (4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

(4) Horst Bartel is a director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Ralph Bartel 2005 Trust (5)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

(5) The Ralph Bartel 2005 Trust is the sole shareholder of Azzurro Capital Inc.

Item 1. Security and Issuer.

This schedule 13D relates to the common stock, par value $.01 per share, of Heidrick & Struggles International, Inc. 233 South Wacker Drive - Suite 4200 Chicago, IL 60606-6303.

Item 2. Identity and Background.

(a)-(c)

Azzurro Capital Inc. (“Azzurro”) is a Cayman Islands corporation primarily engaged in holding and investing in securities and other assets. Its principal office is located at Walker House, 87 Mary Street, George Town, Grand Cayman.

Ralph Bartel, Horst Bartel, and Holger Bartel are the Directors of Azzurro (collectively the “Directors”). The business address of each of the Directors is Walker House, 87 Mary Street, George Town, Grand Cayman. The Directors are each engaged in the business of managing private investments.  Ralph Bartel and Holger Bartel are also directors of Travelzoo Inc., whose principal office is 590 Madison Avenue, 37th Floor New York, New York, 10022.

The Ralph Bartel 2005 Trust (the “Trust”) is the sole shareholder of Azzurro. Fedelta Trust Limited serves as its trustee. The Trust is engaged in the business of holding the shares of Azzurro for the benefit of Ralph Bartel, its beneficiary. Its principal address is C/O Fedelta Trust Limited, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands.

(d) To the best of the knowledge of Azzurro, the Directors and the Trust, neither Azzurro, nor any Director, nor the Trust have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the knowledge of Azzurro, the Directors, and the Trust, neither Azzurro, nor any Director, nor the Trust have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Azzurro is a Cayman Islands corporation. Each of the Directors is a citizen of Germany. The Trust is a British Virgin Islands trust.

Item 3. Source and Amount of Funds or other Consideration.

Azzurro completed the purchases with funds from its working capital.

Item 4. Purpose of Transaction.

Azzurro purchased shares in the Issuer for investment purposes.  Azzurro’s purchases were not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  Azzurro may make additional purchases or sales, subject to market conditions.  Azzurro does not, at this time, have any plans or proposals that would result in any merger, reorganization, sale of assets, change in management, or change in corporate structure of the Issuer or any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)-(b)

	Amount Beneficially Owned	Perecent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Azzurro Capital, Inc.	1,400,000	7.85(1)	1,400,000	0	1,400,000	0

(1) Based on 17,839,077 shares of common outstanding as of July 26, 2011.

(c) On August 11, 2011, Azzurro purchased 21,100 common shares of the Issuer.  On August 12, 2011, Azzurro purchased 28,890 common shares of the Issuer.

(d) Other than Azzurro, no other person has the right to receive or the power to direct the receipt of dividends from, or from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2011

AZZURRO CAPITAL INC.

By: /s/ Ralph Bartel
Name: Ralph Bartel

Title: Director